EXHIBIT 99.1

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Land Use Right Transfer Agreement

No.: SXHY HZ (20231113)

Party A1: Sixiang International Co., Ltd.

Unified Social Credit Code:

Corporate Representative:

Address:

Tel:

Email:

Party A2: Dunxin Financial Holdings Limited

Address: 23rd Floor, Lianfa International Building,

128 Xudong Road, Wuchang District, Wuhan City, Hubei Province

People’s Republic of China, 430063

Tel: +86-27-87303888

E-mail: contact@dunxin.us

Party B: Wang Ruoyao

Address: Room 101, Unit 1, Building 2, 251 Banqiao Avenue, Qianchuan Street, Huangpi District, Wuhan City, Hubei Province, People’s Republic of China, 430399

Tel:

Email:

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This Land Use Right Transfer Agreement (the “Agreement”) is entered into by and among [Sixiang International Co., Ltd.] (the “Party A1”) [Dunxin Financial Holdings Limited] (the “Party A2”, or "Dunxin Financial") and [Wang Ruoyao] (the “Party B”)in on Nov 13, 2023.

in view of:

Party A1 is a wholly-owned subsidiary of Party A2 (trading symbol: NYSE:DXF), a company listed on the New York Stock Exchange. Party B is the owner of land use right located in Xinzhou District, Wuhan City, China. Now Party A1 intends to carry out carbon neutral industrial operation by purchase of the land use right held by Party B.

In order to clarify the rights and obligations of both parties, the parties, on the basis of equal, voluntary and friendly negotiation, reach the following agreement on matters related to the transaction.

Article 1. The underlying assets of the transaction

1.1 The underlying assets of the transaction is the real estate (“Land”) located in Xinzhou District, Wuhan City, China (New 20070972, New 20070973) and its land use right (97) M2423008 (hereinafter referred to as "the Land Use Right"). .

1.2 Property area: Land Use Right certificate number is Xin 20070972, Xin 20070973, total construction area is 2,814.93 square meters; the land use certificate number is Xin National (97) M2423008, total area is 29,695.46 square meters (subject to the final real estate right certificate).The permitted purpose of the Land is for commercial use.

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Article 2. Consideration

2.1 Both parties agree through negotiation that Party A1 shall purchase the Land Use Right held by Party B by issuing restricted shares of the listed company (stock code: DXF) to Party B (including other entities designated by Party B). As agreed by both parties, the total transaction value of the underlying assets is RMB 45,982,800 yuan (see the Evaluation Report No.055 [2023] issued by Hubei Zhongnan Asset Appraisal Co., Ltd., for details).

2.2 Both parties agree through negotiation that Party A2 shall issue the total number of180,070,46.7shares of Party A2 (the “Shares”), to Party B (or individuals or entities designated by Party B), and the specific basis is as follows:

2.2.1 In this transaction, the transaction consideration of the Land Use Right shall be based on the appraisal value contained in the Appraisal Report No.055 [2023] of Hubei Chinese Appraisal Report issued by Hubei Zhongnan Asset Appraisal Co., Ltd., an asset appraisal institution that meets the requirements of relevant laws and regulations, and shall be determined by both parties through negotiation.

2.2.2 Upon mutual agreement of both parties, the issue price of the targeted shares shall be 115% of the average closing price of Party A2 during the 10 trading days before the signing of this Agreement.

Article 3. Closing

3.1 Subject to the terms and conditions of this Agreement, the completion of the transaction (the “Closing”) shall take place at the time a place determined by the parties and may occur remotely by exchange of documents and signatures (or their electronic counterparts).

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3.2 Closing Deliverables.

(a) At the Closing, Party B shall deliver to Party A1 the following:

(i) the Land Use Right Certificate evidencing Party A1 as the owner as recorded with the Land Resource Bureau.;

(ii) such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Party A1, as may be required to give effect to this Agreement.

(b) At the Closing, Party A1 shall deliver to Party B the following:

(i) Executed transfer agent instruction letter to issue Shares to the Recipients.

3.3 Receipt of NYSE’s Approval.

Party A2 shall receive from NYSE the approval of the supplemental listing application for the Shares.

Article 4. Representation and Warranties

4.1 Party B. Party B represents and warrants to the Party A1 that except as otherwise disclosed (whether orally or in writing) to the Party A1on or prior to the execution of this Agreement:

i.	Party B: has full power and authority to execute, deliver, and perform its obligations under this Agreement.

ii.	The Party B's execution, delivery and performance of this Agreement has not resulted, and will not result, in a breach of any provision of:

a.	any statute, law, writ, order, rule or regulation of any Governmental Authority applicable to Party B;

b.	any judgment, injunction, decree or determination applicable to Party B; or

c.	any material contract, indenture, mortgage, loan, note, lease or other instrument by which Party B may be bound or to which any of the assets of Party B are subject.

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iii.

No notice to, registration with, consent or approval of or any other action by, any relevant Governmental Authority or other Person is or will be required for Party B to execute, deliver and perform its obligations under, this Agreement (other than as may be required to give legal effect to the assignment and transfer of the Business Assets under this Agreement by Party B (or its Affiliate) to the Party A1 (or its Affiliate).

iv.

Party B (or its Affiliate) is, the legal owner of the Land, and the Land and the Land Use Right are not subject to any prior sale, transfer, assignment or sub- participation by Party B (or its Affiliate) or any agreement to assign, convey, transfer or participate, in whole or in part.

v.

The Land Use Right is unencumbered and free from any liens, mortgages, security interests, pledges, charges, encumbrances, equitable interests, or any other rights, claims, or interests asserted by any third party (collectively, “Lien”), which may adversely affect the full and unencumbered enjoyment and transfer of said land use right to the Party A1.

vi.	Party B is a “non-US person” as defined in Regulation S. Party B further makes the representations and warranties to Party A1 set forth on Exhibit A.
Party B资格。Party B应为规则S定义下的“非美国主体” Party B作出附件A所列的非美国主体的额外陈述和保证。

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vii.

Party B understands that the Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that Party A1 is relying upon the truth and accuracy of, and Party B’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of Party B set forth herein in order to determine the availability of such exemptions and the eligibility of Party B to acquire the Shares.

依赖于豁免。Party B知道在此出售的证券是根据美国联邦和州证券法的登记注册要求的豁免出售的，Party A1依赖于Party B的声明、保证、同意、承认和认知的真实性和准确性，并对其的遵循，以决定这一豁免是否适用于Party B的购股行为。

viii.

Party B understands that the Shares must be held indefinitely unless such Shares are registered under the Securities Act or an exemption from registration is available. Party B acknowledges that Party B is familiar with Rule 144 and Rule 144A, of the rules and regulations of the Commission, as amended, promulgated pursuant to the Securities Act (“Rule 144”), and that such person has been advised that Rule 144 and Rule 144A, as applicable, permits resales only under certain circumstances. Party B understands that to the extent that Rule 144 or Rule 144A is not available, Party B will be unable to sell any Shares without either registration under the Securities Act or the existence of another exemption from such registration requirement.

规则144。Party B明白股票的持有的时长是不确定的，除非股票经登记注册或登记注册被豁免。Party B承认其熟知规则144和规则144A，并被告知根据规则144和规则144A，股票只有在特定的情况下才被允许出售；并且在不能适用规则144和规则144A时，如果股票没有登记注册或豁免，就不能出售。

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4.2 Party A1 and Party A2. Party A1 and Party A2 warrants to Party B that except as otherwise disclosed (whether orally or in writing) to Party B on or prior to the execution of this Agreement, Party A1 and Party A2:

i.	is duly organized and validly existing under the laws of its jurisdiction of organization or incorporation;

ii.	has full power and authority to execute, deliver, and perform its obligations under this Agreement.

Article 5. Default

5.1 After this Agreement comes into force, Party A1 and Party B shall strictly perform all obligations agreed herein in the principle of good faith. If either party fails to perform the obligations hereunder or fails to perform the obligations herein, it shall be deemed as breach of contract. Unless otherwise agreed herein, the party shall compensate the other party for the losses incurred; including but not limited to actual losses, expected losses and attorney fees, transportation expenses and travel expenses paid by the demand for compensation of the other party.

5.2 If Party B delays in delivering the goods, it shall pay party A1 a penalty of 1 / 10,000 of the transfer price on a daily basis from the overdue date.

Article 6. Settlement of disputes

6.1 Any dispute arising from the interpretation and performance of this Agreement shall be settled through friendly negotiation. If the dispute cannot be resolved through friendly negotiation, both parties shall choose one of the following ways:

(1) The dispute shall be submitted to the arbitration committee where the parties are registered and shall be conducted in accordance with their arbitration rules. The arbitration award shall be final and binding on both parties.

(2) To bring a lawsuit to the people's court that has jurisdiction.

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Article 7. Force Majeure

7.1 referred to in this agreement force majeure means: earthquake, storm, flood or other natural disasters, plague, war, riot, hostilities, public riots, public, the behavior of the enemy, government or public organs, national laws and regulations changes, policy adjustment of any party unpredictable, uncontrollable and unavoidable or overcome.

7.2 If the force majeure event causes either party to perform any of its contractual obligations, such obligations shall be suspended in the presence of the force majeure event, and the performance period of the obligation shall be automatically extended according to the suspension period.

7.3 The party encountering the force majeure shall notify the other party in writing within 15 days after the occurrence of the force majeure event, provide the other party with appropriate proof of the occurrence of the force majeure and the duration of the event, and shall use its best efforts to terminate the force majeure event or reduce its impact.

7.4 In the event of a force majeure event, the parties shall immediately consult to seek an equitable solution and shall use all reasonable efforts to mitigate the impact of the force majeure.

Article 8. Amendment and termination of the Agreement

8.1 After this Agreement comes into force, neither party shall change this Agreement without the written agreement of both parties. If it is necessary to change the terms of this Agreement or sign a supplementary agreement on the matters not covered herein, both parties shall reach an agreement through mutual consultation and sign a written document.

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Article 9. Supplementary Provisions

9.1 If any documents formed before signing this Agreement conflict with this Agreement, this Agreement shall prevail.

9.2 The following annex shall form an integral part of this Agreement and shall have the same effect as this Agreement:

Annex I: [2023] No.055 of the Appraisal Report.

9.3 This Agreement shall be established on the date of signature and seal by the legal representatives or responsible persons or authorized representatives of both parties.

9.4 This Agreement is made in English and Chinese in quadruplicate, with two by Party A and two by Party B. In the event of any conflict between the Chinese and English version, the English version shall govern.

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(This page has no text, which is the signing page of the Land Use Right Agreement)

Party A1 : Sixiang International Co., Ltd.

By: /s/ Xiang Zhou

Name: Xiang Zhou

Title: Chief Executive Officer

Date: November 13, 2023

Party A2: Dunxin Financial Holdings Limited

By: /s/ Ai (Kosten) Mei

Name: Ai (Kosten) Mei

Title: Chief Executive Officer

Date: November 13, 2023

Party B: Ruoyao Wang

By: /s/ Ruoyao Wang

Name: Ruoyao Wang

Date: November 13, 2023

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EXHIBIT A.

NON U.S. PERSON REPRESENTATIONS

非美国主体声明

Party B indicating that it is not a U.S. person, severally and not jointly, further represents and warrants to Party A1 as follows:

Party B表明其不是美国人，分别地并非联合地，进一步向Party A1声明和保证如下：

1.	At the time of (a) the offer by Party A1 and (b) the acceptance of the offer by such person or entity, of the Units, such person or entity was outside the United States.
在(a) Party A1提出证券单位的要约时，及 (b) 此人或企业接受要约时，此人或企业在美国境外。

2.

Such person or entity is acquiring the Units for such Shareholder’s own account, for investment and not for distribution or resale to others and is not purchasing the Units for the account or benefit of any U.S. person, or with a view towards distribution to any U.S. person, in violation of the registration requirements of the Securities Act.

此人或企业购买证券单位是为其自身投资用途，而并非为了分发或销售给他人，且购买证券单位并非为了任何美国人的利益，或打算违反证券法的注册要求分发给任何美国人。

3.

Such person or entity will make all subsequent offers and sales of the Units either (x) outside of the United States in compliance with Regulation S; (y) pursuant to a registration under the Securities Act; or (z) pursuant to an available exemption from registration under the Securities Act.  Specifically, such person or entity will not resell the Units to any U.S. person or within the United States prior to the expiration of a period commencing on the Closing Date and ending on the date that is six months thereafter (the “Distribution Compliance Period”), except pursuant to registration under the Securities Act or an exemption from registration under the Securities Act.

此人或企业购买和出售证券单位会(x)根据规则S在美国境外进行；(y) 根据证券法下的登记注册书；或(z) 根据证券法可以适用豁免。特别是，从交割结算日开始后 6个月内（“分销特定期限”），此人或企业不得向任何美国个体出售或在美国境内出售，除非是根据证券法下的登记注册申请书或登记豁免进行出售。

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4.

Such person or entity has no present plan or intention to sell the Units in the United States or to a U.S. person at any predetermined time, has made no predetermined arrangements to sell the Units and is not acting as a Distributor of such securities.

此人或企业目前没有任何计划或准备在任何预定的期限内在美国境内或向美国人出售证券单位，也没有任何预定的安排出售证券单位或作为证券的分销商。

5.

Neither such person or entity, its Affiliates nor any Person acting on behalf of such person or entity, has entered into, has the intention of entering into, or will enter into any put option, short position or other similar instrument or position in the U.S. with respect to the Units at any time after the Closing Date through the Distribution Compliance Period except in compliance with the Securities Act.

此人或企业，关联人或任何代表人，没有签订或有意图在分销特定期限内在美国签订或会签订关于证券单位的任何卖方期权、短线持有或任何类似的工具或持有。

6.

Such person or entity consents to the placement of a legend on any certificate or other document evidencing the Units substantially in the form that each of the Shares underlying the Units shall be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required by applicable state securities or “blue sky” laws).

此人或企业同意在任何证券单位证书或其他证券单位证明文件上根据每份证券单位中相应的普通股股权证书都应盖印或刻印有与下段文字基本相同的限制交易说明（此受限说明是对任何相关的州证券法或“蓝天”法下的限制交易说明的补充）限制交易。

THESE SECURITIES REPRESENTED BY THIS CERTIFICATE (THE “SECURITIES”) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE SECURITIES WERE ISSUED IN A TRANSACTION EXEMPT FROM THE REGISTRATION REDISTRICTIREMENTS OF THE SECURITIES ACT PURSUANT TO REGULATION S PROMULGATED UNDER IT. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR THE COMPANY SHALL HAVE RECEIVED AN OPINION OF COUNSEL THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT IS NOT REDISTRICTIRED. FURTHER, HEDGING TRANSACTIONS WITH REGARD TO THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

此证书代表的证券（“证券”）尚未依照1933年的证券法及其修改案（“证券法”）的要求登记。此证券根据证券法下的S规则发行而豁免登记。不得在美国境内出售，转让或进行其他处理，除非已依照证券法进行登记，或者公司已收到法律顾问出具的意见书，提出依照证券法的条款此证券的登记不是必须的。另外，除非符合证券法的要求，不允许对此证券进行对冲交易。

7.

Such person or entity is not acquiring the Units in a transaction (or an element of a series of transactions) that is part of any plan or scheme to evade the registration provisions of the Securities Act.

此人或企业目前没有购买任何规避证券法登记条款的交易计划或设计中的股票。

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8.

Such person or entity has sufficient knowledge and experience in finance, securities, investments and other business matters to be able to protect such person’s or entity’s interests in connection with the transactions contemplated by this Agreement.

此人或企业有充分的金融、证券、投资和其他商业知识和经验来保护本交易中自己的利益。

9.	Such person or entity has consulted, to the extent that it has deemed necessary, with its tax, legal, accounting and financial advisors concerning its investment in the Units.
此人或企业在其认为必要的范围内就投资购买证券单位咨询了其税收、法律、会计和融资顾问。

10.

Such person or entity understands the various risks of an investment in the Units and can afford to bear such risks for an indefinite period of time, including, without limitation, the risk of losing its entire investment in the Units.

此人或企业明白作此投资的各种风险并且有能力在不确定的时间内承担这些风险，包括但不限于，完全损失掉其在证券单位中的投资。

11.

Such person or entity has had access to Party A1’s publicly filed reports with the SEC and has been furnished during the course of the transactions contemplated by this Agreement with all other public information regarding Party A1 that such person or entity has requested and all such public information is sufficient for such person or entity to evaluate the risks of investing in the Units.

此人或企业有途径获得Party A1向证监会申报的所有报表，而且在交易的过程中在其要求的前提下Party A1提供了其他公共信息，所有这些公共信息对于该人或企业评估投资风险是充分的。

12.	Such person or entity has been afforded the opportunity to ask questions of and receive answers concerning Party A1 and the terms and conditions of the issuance of the Units.
此人或企业有机会就Party A1和投资证券单位发行的条件和规定提问和获得解答。

13.

Such person or entity is not relying on any representations and warranties concerning Party A1 made by Party A1 or any officer, employee or agent of Party A1, other than those contained in this Agreement.

此人或企业没有依赖Party A1或任何管理人员、员工或代理在本协议之外所做的关于Party A1的任何陈述和保证。

14.

Such person or entity will not sell or otherwise transfer the Units unless either (A) the transfer of such securities is registered under the Securities Act or (B) an exemption from registration of such securities is available.

此人或企业不会出售或转让证券单位，除非(A) 这些股票的转让已依据证券法登记注册或(B)可以适用登记注册豁免。

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15.

Such person or entity represents that the address furnished on its signature page to this Agreement is the principal residence if he is an individual or its principal business address if it is a corporation or other entity.

此人或企业在签字页提供的地址是其主要住所地（如其为个人）或主要营业地（如其为公司或其他实体）。

16.

Such person or entity understands and acknowledges that the Units have not been recommended by any federal or state securities commission or regulatory authority, that the foregoing authorities have not confirmed the accuracy or determined the adequacy of any information concerning Party A1 that has been supplied to such person or entity and that any representation to the contrary is a criminal offense.

此人或企业了解并认同投资证券单位没有经任何联邦或州的证监会或监管机构推荐，以下机构也没有确认或决定过提供给此人或企业的Party A1的信息的准确性；与此相反的情况将构成刑事犯罪。

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